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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

Commission File Number:  1-14118

PRESS RELEASE #07/04
QUEBECOR WORLD INC. ANNOUNCES THAT QUEBECOR WORLD CAPITAL CORPORATION
HAS COMPLETED ITS EXCHANGE OFFER FOR ITS 4 7/8% SENIOR NOTES DUE 2008
AND ITS 6 1/8% SENIOR NOTES DUE 2013

QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)
612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

March 5, 2004	07/04
For immediate release	Page 1 of 1

QUEBECOR WORLD INC. ANNOUNCES THAT QUEBECOR WORLD CAPITAL CORPORATION
HAS COMPLETED ITS EXCHANGE OFFER FOR ITS 4-7/8% SENIOR NOTES
DUE 2008 AND ITS 6-1/8% SENIOR NOTES DUE 2013

Montréal, Canada — Quebecor World Inc. (NYSE, TSX: IQW) announced today that its wholly-owned subsidiary Quebecor World Capital Corporation has completed its offer to exchange its 4 7/8% Senior Notes due 2008 and its 6 1/8% Senior Notes due 2013 that were registered under U.S. securities laws for its 4 7/8% Senior Notes due 2008 and its 6 1/8% Senior Notes due 2013 that were issued on November 3, 2003. The exchange offer was effected pursuant to a Registration Rights Agreement entered into among Quebecor World Capital Corporation, Quebecor World Inc. and the initial purchasers of the 4 7/8% Senior Notes due 2008 and the 6 1/8% Senior Notes due 2013 that were issued on November 3, 2003.

Quebecor World Inc. (NYSE; TSX: IQW) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include Magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 37,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further Information contact:

Jeremy Roberts Vice-President, Corporate Finance and Investor Relations Quebecor World Inc. (514) 877-5118 (800) 567-7070	Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ RAYNALD LECAVALIER
Name:	Raynald Lecavalier
Title:	Vice President, Corporate General Counsel and Secretary
Date:	March 8, 2004

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QUEBECOR WORLD INC. ANNOUNCES THAT QUEBECOR WORLD CAPITAL CORPORATION HAS COMPLETED ITS EXCHANGE OFFER FOR ITS 4-7/8% SENIOR NOTES DUE 2008 AND ITS 6-1/8% SENIOR NOTES DUE 2013
SIGNATURES